January 31, 2006

Kevin Vaughn
Reviewing Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	St. Jude Medical, Inc. Form 10-K for the year ended December 31, 2004 Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 File No. 001-12441

Dear Mr. Vaughn:

This letter supplements our initial response letter, dated January 12, 2006 (the Initial Response Letter), to your comment letter dated December 8, 2005 (the Comment Letter), with respect to the above-referenced Form 10-K and Forms 10-Q of St. Jude Medical, Inc. (the Company).

Based on telephone conversations with you on January 13 and 17, 2006, and a review of applicable rules, we have revised the proposed earnings release disclosure that was provided to you as Exhibit A to the Initial Response Letter. We have attached a revised Exhibit A to this letter for purposes of providing the staff with a full sample of our updated proposal for future disclosure. We reaffirm the responses contained in the Initial Response Letter, except for Exhibit A to the Initial Response Letter, which is superseded by Exhibit A to this letter.

We believe that our responses contained in the Initial Response Letter, as supplemented by Exhibit A to this letter, are fully responsive to the staff’s comments. Please feel free to call me directly at (651) 490-4326 with any additional questions the staff may have regarding the Company’s disclosures.

Thank you for your assistance in this matter.

Sincerely,

/s/ John C. Heinmiller

John C. Heinmiller
Executive Vice President and
Chief Financial Officer

EXHIBIT A

St. Jude Medical, Inc. One Lillehei Plaza St. Paul, Minnesota 55117 (651) 483.2000 www.sjm.com

Contacts:	Laura Merriam Investor Relations (651) 766-3029	Angela Craig Media Relations (651) 481-7789

ST. JUDE MEDICAL REPORTS THIRD QUARTER SALES AND EARNINGS

St. Paul, MN, October 17, 2005 – St. Jude Medical, Inc. (NYSE:STJ) today reported results for the third quarter ended September 30, 2005. The Company reported net sales of $738 million, an increase of 28% compared to the $578 million reported in the third quarter of 2004. Favorable currency translation comparisons increased third quarter sales by about $5 million. Net sales for the first nine months of 2005 were $2,125 million, an increase of $442 million or 26% over the $1,683 million reported in the first nine months of 2004.

Reported net earnings for the third quarter of 2005 were $168 million or $.44 per diluted share, compared to $91 million, or $.25 per diluted share in the third quarter of 2004. Earnings per diluted share were $1.03 for the first nine months of 2005, compared to $.77 per share reported in the first nine months of 2004.

During the third quarter of 2005, St. Jude Medical reversed $12 million related to a special charge recorded in the third quarter of 2004 to accrue for legal costs in conjunction with the Symmetry™ Bypass System. The majority of these legal claims are now settled. The Company also concluded tax audits in the quarter that resulted in a $14 million reversal of previously recorded income tax expense and recorded a $10 million contribution to the St. Jude Medical Foundation. During the third quarter of 2004, the Company recorded a special charge totaling approximately $35 million for the discontinuation of the Symmetry™ Bypass System product line and accrued legal costs. Excluding these charges and credits recorded in the third quarter of the current and prior year, net earnings and diluted earnings per share increased 29% to $153 million and $.40. See the attached schedules for a reconciliation of these non-GAAP adjusted net earnings and adjusted diluted earnings per share to our reported GAAP results.

Cardiac Rhythm Management
Third quarter high-voltage product sales were $277 million, a 68% increase over the comparable quarter of 2004. These results continued to underscore the competitiveness of St. Jude Medical’s ICD product portfolio and reflect strong additional market share gains. St. Jude Medical now holds an estimated 19-20% share of the global ICD market.

Third quarter pacemaker sales were $231 million, an increase of 6% from the comparable quarter of 2004.

Atrial Fibrillation
Atrial fibrillation product sales for the third quarter totaled $63 million, a 66% increase over the third quarter of 2004.

Cardiology
Total sales of cardiology products for the third quarter were $105 million, a 12% increase over the third quarter of 2004. Within this category of products, vascular sealing device sales for the third quarter of 2005 totaled $79 million, an 11% increase over the third quarter of last year.

Cardiac Surgery
Total cardiac surgery sales for the third quarter of 2005 were $62 million, a decrease of 3% compared to the third quarter of last year. Sales of heart valve products in this quarter were approximately $58 million, down 2% compared with the third quarter of last year.

Commenting on third quarter 2005 results, St. Jude Medical Chairman, President and Chief Executive Officer Daniel J. Starks said: “Our third quarter results reflect our continued progress in several major areas. Our growth in ICDs in the quarter clearly demonstrated the strength and momentum of St. Jude Medical’s program and again represented clear market share gains. We continued to strengthen our gross margin and expand our investment in research and development. We reached a number of milestones in the third quarter and continued to focus on expanding growth drivers to sustain our success.

“Yesterday, we announced a definitive agreement with Advanced Neuromodulation Systems, Inc., (ANS) that represents a compelling strategic opportunity to enter the neuromodulation medical device market and add a new long-term growth platform to St. Jude Medical,” continued Mr. Starks.

During a conference call today at 7 a.m. Central Daylight Time, St. Jude Medical will further discuss these results and provide sales and earnings guidance for the fourth quarter and full-year 2005. On the call, the company will also discuss the proposed transaction with Advanced Neuromodulation Systems, Inc. (NASDAQ:ANSI). The Company expects its consolidated EPS for the fourth quarter of 2005 to be in the range of $.39 to $.40. Consolidated EPS for the full year of 2005 is expected to be in the range of $1.42 to $1.43, and includes the following charges and credits incurred to date:

-	$10.0 million contribution ($6.2 million after-tax or $.02 per diluted share) to the St. Jude Medical Foundation
-	$26.1 million ($.07 per diluted share) for IPR&D charges incurred to date
-	$11.5 million benefit ($7.1 million after-tax or $.02 per diluted share) for the reversal of accrued Symmetry™ Bypass System legal costs, net of settlement costs
-	$27.0 million income tax expense ($.07 per diluted share) on the repatriation of $500 million under the American Jobs Creation Act of 2004
-	$13.7 million reversal ($.04 per diluted share) of previously recorded income tax expense due to the finalization of certain tax examinations

Excluding these charges and credits, the Company expects its consolidated EPS for the full year of 2005 to be in the range of $1.52 to $1.53, an increase from prior guidance of $1.49 to $1.51.

In addition to providing EPS guidance on an adjusted basis, the Company provides adjusted net earnings and adjusted earnings per share because St. Jude Medical management believes that in order to properly understand the Company’s short-term and long-term financial trends, investors may wish to consider the impact of certain adjustments (which may include items such as litigation reserve adjustments, income tax adjustments and IPR&D charges). These adjustments result from facts and circumstances (including business development activities, strategic developments and changes in applicable laws and regulations) that vary in frequency and/or impact on the Company’s results of operations. In addition, St. Jude Medical management uses adjusted net earnings and adjusted earnings per share to forecast and evaluate the operational performance of the Company, including allocating resources and evaluating results relative to employee performance compensation targets, because management considers these measures represent the results of the Company’s core business operations. Investors should consider these non-GAAP measures in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with GAAP.

St. Jude Medical’s 3rd quarter earnings conference call will be live (also archived for 90 days) on the following website:

http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=73836&eventID=1149817.

St. Jude Medical, Inc. (www.sjm.com) is dedicated to the design, manufacture and distribution of innovative medical devices of the highest quality, offering physicians, patients and payers outstanding clinical performance and demonstrated economic value.

Forward-Looking Statements

Any statements made regarding the proposed transaction between St. Jude Medical and Advanced Neuromodulation Systems Inc., the expected timetable for completing the transaction, successful integration of the business, benefits of the transaction, potential clinical success, regulatory approvals, anticipated future product launches, revenues, earnings, expected repayment of debt, market shares, market growth, market segment growth, new indications, and any other statements regarding St. Jude Medical’s or ANS’s future expectations, beliefs, goals or prospects are forward-looking statements which are subject to risks and uncertainties, such as those described under or incorporated by reference in Item 8.01 of St. Jude Medical’s Current Report on Form 8-K filed on October 17, 2005, and in Item 8.01 of ANS’ Current Report on Form 8-K filed on October 17, 2005, and in the Outlook and Uncertainties section in ANS’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (see page 25) and ANS’s Annual Report on Form 10-K for the year ended December 31, 2004 (see page 26). Actual results may differ materially from anticipated results.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of ANS. St. Jude Medical will be filing a tender offer statement with the Securities and Exchange Commission (SEC) and ANS will be filing a solicitation/recommendation statement with respect to the offer. ANS shareholders are advised to read the tender offer statement regarding the acquisition of ANS referenced in this news release, and the related solicitation/recommendation statement, when those statements are made available to them. The tender offer statement and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of ANS at no expense to them. These documents will also be available at no charge on the SEC’s web site at www.sec.gov. Shareholders may also obtain copies of these documents without charge by requesting them from ANS, Inc. in writing at 6901 Preston Road, Plano, Texas 75024, or by phone at (972) 309-8000.

St. Jude Medical, Inc.
Condensed Consolidated Statements of Earnings
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30

	2005		2004
Net sales	$737,780		$578,319
Cost of sales:
Cost of sales before special charges	200,735		165,918
Special charges			12,073
Total cost of sales	200,735		177,991
Gross profit	537,045		400,328

Selling, general & administration	243,551		188,741
Research & development	97,493		69,645
Special charges (credits)	(11,500)		23,310

Operating profit	207,501		118,632
Other income (expense)	3,917		680
Earnings before taxes	211,418		119,312
Income tax expense	43,631		28,134
Net earnings	$167,787		$91,178
Adjusted net earnings (Non-GAAP)	$153,157	(1)	$113,115	(2)

Diluted earnings per share	$0.44		$0.25
Adjusted diluted earnings per share (Non-GAAP)	$0.40	(1)	$0.31	(2)

Weighted average shares outstanding-Diluted	380,957		370,814

(1)	Adjusted third quarter 2005 net earnings and adjusted diluted net earnings per share exclude after-tax charges and credits of:
–	$6,200 contribution, or $0.02 per share, to the St. Jude Medical Foundation, recorded as a charge to SG&A expense
–	$7,130 special credit, or $0.02 per share, for the reversal of accrued Symmetry™ Bypass System legal costs, net of settlement costs
–	$13,700 reversal, or $0.04 per share, of previously recorded income tax expense due to the finalization of certain tax examinations

(2)

Adjusted third quarter 2004 net earnings and adjusted diluted net earnings per share exclude after-tax special charges of $7,485, or $0.02 per share, for Symmetry™ Bypass System product line discontinuance recorded as cost of sales and $14,452, or $0.04 per share, for Symmetry™ Bypass System litigation.

St. Jude Medical, Inc.
Condensed Consolidated Statements of Earnings
(In thousands, except per share amounts)
(Unaudited)

	Nine Months Ended September 30

	2005		2004
Net sales	$2,125,344		$1,683,497
Cost of sales:
Cost of sales before special charges	589,636		491,614
Special charges			12,073
Total cost of sales	589,636		503,687
Gross profit	1,535,708		1,179,810

Selling, general & administration	700,184		568,045
Research & development	264,285		204,095
Purchased R&D	26,100
Special charges (credits)	(11,500)		23,310

Operating profit	556,639		384,360
Other income (expense)	7,038		(764)
Earnings before taxes	563,677		383,596
Income tax expense	175,058		98,421
Net earnings	$388,619		$285,175
Adjusted net earnings (Non-GAAP)	$427,089	(1)	$307,112	(2)

Diluted earnings per share	$1.03		$0.77
Adjusted diluted earnings per share (Non-GAAP)	$1.13	(1)	$0.83	(2)

Weighted average shares outstanding-Diluted	377,817		369,960

(1)	Adjusted year-to-date 2005 net earnings and adjusted diluted net earnings per share exclude after-tax charges and credits of:

–	$6,200 contribution, or $0.02 per share, to the St. Jude Medical Foundation, recorded as a charge to SG&A expense
–	$26,100 purchased R&D charges, or $0.07 per share, related to the acquisitions of Velocimed LLC and Endocardial Solutions, Inc.
–	$7,130 special credit, or $0.02 per share, for the reversal of accrued Symmetry™ Bypass System legal costs, net of settlement costs
–	$27,000 income tax expense, or $0.07 per share, on the repatriation of $500 million under the American Jobs Creation Act of 2004
–	$13,700 reversal, or $0.04 per share, of previously recorded income tax expense due to the finalization of certain tax examinations

(2)

Adjusted year-to-date 2004 net earnings and adjusted diluted net earnings per share exclude after-tax special charges of $7,485, or $0.02 per share, for Symmetry™ Bypass System product line discontinuance recorded as cost of sales and $14,452, or $0.04 per share, for Symmetry™ Bypass System litigation.

Condensed Consolidated Balance Sheets
(In Thousands)
(Unaudited)

	September 30, 2005	December 31, 2004
Cash & equivalents	$712,451	$688,040
Accounts receivable, net	733,740	630,983
Inventories	346,810	330,873
Other current assets	223,155	213,321
Property, plant & equipment, net	374,944	326,981
Goodwill	805,303	593,799
Other intangible assets, net	304,865	207,096
Other assets	242,109	239,654
Total assets	$3,743,377	$3,230,747

Other current liabilities	$682,383	$605,393
Long-term debt	184,502	234,865
Deferred income taxes	58,594	56,561
Total equity	2,817,898	2,333,928
Total liabilities & equity	$3,743,377	$3,230,747